Stradley Ronon Stevens & Young, LLP
2005 Market Street
Philadelphia, PA 19103

August 2, 2018

VIA EDGAR TRANSMISSION

Kathy Churko
Karen Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “MPS Trust”) Form N-14 File No.: 333-225333

Dear Ms. Churko and Ms. Rossotto:

The purpose of this letter is to respond to SEC staff’s accounting and disclosure comments that you provided regarding the MPS Trust’s filing of a Registration Statement on Form N-14 on May 31, 20181 (the “N-14 Registration Statement”) relating to the proposed reorganization of the Olstein All Cap Value Fund (the “Target All Cap Fund”) and the Olstein Strategic Opportunities Fund (the “Target Strategic Fund”) (together, the “Target Funds”), each of which are currently operating series of The Olstein Funds) (the “Olstein Trust”),2 into corresponding newly created series of the MPS Trust with the same names as the Target Funds.  The registration of the Olstein All Cap Value Fund (the “Acquiring All Cap Fund”) and the Olstein Strategic Opportunities Fund (the “Acquiring Strategic Fund”) series of the MPS Trust (together, the “Acquiring Funds”) became effective on July 14, 2018 and those funds will become operational upon the closing of the proposed reorganization.  For your convenience, your comments are set forth in bold immediately followed by the MPS Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the N-14 Registration Statement.

Accounting Comments

1.
SEC Staff Comment:  The N-14 Registration Statement does not qualify for automatic effectiveness because the actual and pro forma data in the Capitalization table is not provided.  SEC accounting staff review of the data will be required before the N-14 Registration Statement can become effective.

Response:  The Capitalization table information from the revised N-14 Registration Statement is provided directly below for your review.  Please note that the information for the Target All Cap Value Fund reflects the impact of allocated reorganization expenses. Please also note that, as described in response to SEC Staff Comment no. 4 below, Olstein Capital has decided to bear the Reorganization costs for the Target Strategic Opportunities Fund, so no reorganization costs impact the Capitalization table information for that fund.

1 SEC Accession No. 0000894189-18-003178
2 1933 Act File No. 033-91770; 1940 Act File No. 811-09038

The MPS Trust filed a delaying amendment to the N-14 Registration Statement on June 29, 20183 and is now filing a pre-effective amendment to the N-14 Registration Statement containing the Capitalization table data and other changes made in response to the SEC staff’s comments, together with a request to the SEC staff for immediate acceleration.

Capitalization

The following table shows the capitalization of each Target Fund as of June 30, 2018, and of the corresponding Acquiring Fund on a pro forma combined basis (unaudited) as of the same date, giving effect to the proposed Reorganization.  The following is an example of the number of shares of each Acquiring Fund that would have been exchanged for the shares of the corresponding Target Fund if the Reorganization had been consummated on June 30, 2018, and does not necessarily reflect the number of shares or value of shares that will actually be received if the Reorganization occurs on the Closing Date.  The capitalizations of the Target Funds and the Acquiring Funds are likely to be different on the Closing Date as a result of daily share purchase, redemption, and market activity.

(unaudited)	Target All Cap Value Fund(1)	Pro Forma Adjustments	Acquiring All Cap Value Fund (pro forma)(2)
Aggregate Net Assets	$661,830,678	($357,939)	$661,472,739
Shares Outstanding – Adviser Class	8,318,886	-	8,318,886
Net Asset Value Per Share – Adviser Class	$24.64	($0.01)	$24.63
Net Assets – Adviser Class	$204,986,136	($110,863)	$204,875,273
Shares Outstanding – Class C	23,077,821	-	23,077,821
Net Asset Value Per Share – Class C	$19.80	($0.01)	$19.79
Net Assets – Class C	$456,844,542	($247,076)	$456,597,466
(1) The Target All Cap Value Fund will be the accounting survivor for financial statement purposes. (2) Adjustments reflect costs of the Reorganization incurred by the Target All Cap Value Fund.

3 SEC Accession No. 0000894189-18-003558

(unaudited)	Target Strategic Opportunities Fund(1)	Pro Forma Adjustments	Acquiring Strategic Opportunities Fund (pro forma)(2)
Aggregate Net Assets	$121,462,461	$0	$121,462,461
Shares Outstanding – Adviser Class	4,192,757	-	4,192,757
Net Asset Value Per Share – Adviser Class	$17.60	$0	$17.60
Net Assets – Adviser Class	$73,796,381	$0	$73,796,381
Shares Outstanding – Class C	1,551,210	-	1,551,210
Net Asset Value Per Share – Class C	$15.79	$0	$15.79
Net Assets – Class C	$24,487,081	$0	$24,487,081
Shares Outstanding – Class A	1,327,187	-	1,327,187
Net Asset Value Per Share – Class A	$17.46	$0	$17.46
Net Assets – Class A	$23,179,000	$0	$23,179,000
(1)	The Target Strategic Opportunities Fund will be the accounting survivor for financial statement purposes.
(2)
No adjustments to reflect the costs of the Reorganization are reflected because Olstein is bearing the costs associated with the Strategic Opportunities Fund reorganization in order to ensure that the annualized fund operating expenses do not exceed the amount contemplated under the fund's expense limitation agreement.

2.
SEC Staff Comment:  Please ensure that the June 30, 2017 audited financial statements of the Target Funds are appropriately incorporated by reference into the N-14 Registration Statement and supplementally confirm to the SEC staff that they are incorporated.

Response:  The Target Funds’ June 30, 2017 audited financial statements and related report of the independent public accounting firm are properly incorporated by reference into the N-14 Registration Statement through incorporation of the Target Funds annual report to shareholders into the of the N-14 Registration Statement’s Statement of Additional Information.  In addition, Financial Highlights information, which includes June 30, 2017 audited financial information, is included in Exhibit C of the Proxy/Prospectus portion of the N-14 Registration Statement.

3.
SEC Staff Comment:  In response to the question “What are the Reasons for the Proposed Reorganization?” in the Summary of Key Information section, the Proxy/Prospectus disclosure indicates that the “lower cost operating structure” is due in part to the negotiation of “favorable third-party service provider arrangements . . .”  Please provide appropriate disclosure in the N-14 Registration Statement regarding the nature of the “favorable . . . arrangements” along with a comparison to the old arrangements.

Response:  The Registrant has modified the response to more clearly indicate that the Target Funds are proposed to be reorganized into corresponding newly created series of a separate and much larger registered investment company comprised of 38 mutual funds with approximately $8.4 billion in combined assets.  The response also now indicates that the Target Funds are expected to have lower annual operating costs due to a combination of (a) reduced trust level expenses due to “efficiencies and economies of scale associated with sharing a common investment company structure with other mutual funds” and the related ability to spread “certain trust level overhead expenses over a greater number of funds and a significantly larger asset base,” and (b) Olstein Capital’s negotiation of “more favorable fund level servicing fees” for the Acquiring Funds as compared to fund level servicing fees currently charged to the Target Funds by the same service provider for the same services.  The anticipated lower fund operating costs compared to current costs is reflected in the Other Expenses line item in the comparative Fee and Expense Tables provided in response to the question “How do the Funds’ Expenses Compare?” in the same section.

4.
SEC Staff Comment:  The staff notes that the “Costs of the Reorganization” portion of the N-14 Registration Statement indicates that the Target Funds will bear the costs of the Reorganization.  Please ensure that there is clear disclosure in the N-14 Registration Statement indicating that the Target Funds will bear those costs, provide an estimate of the reorganization costs, disclose the method how those costs are allocated among the funds, and supplementally explain the SEC staff whether the organizational costs will be subject to any expense limitation agreement.

Response: The “Costs of the Reorganization” and “Board Considerations in Approving the Reorganization” sections of the N-14 Registration Statement provide clear disclosure regarding the Target Funds’ payment of the reorganization expenses, based on the rationale that the primary purpose of the Reorganization is to lower fund operating expenses for the benefit of shareholders.  The “Costs of the Reorganization” section has been revised to include an estimate of Reorganization expenses and to describe the method of allocating Reorganization expenses among the funds.

While there is no expense limitation agreement in place for the Target All Cap Value Fund, the Olstein Trust and Olstein Capital have entered into an expense limitation agreement for the Target Strategic Opportunities Fund, under which Olstein Capital is contractually obligated to waive management fees and bear fund expenses to the extent necessary to limit fund operating expenses to specified levels.  However, the expense limitation obligation specifically excludes non-routine expenses or costs including those related to reorganizations or conducting shareholder meetings.  Nonetheless, in an effort to ensure that shareholders of the Target Strategic Opportunities Fund do not experience fund operating expenses in excess of the stated expense limitation in the prospectus as a result of the Reorganization, Olstein Capital has determined to bear the Reorganization costs for the Olstein Strategic Opportunities Fund.

The relevant disclosure in the N-14 Registration Statement has been enhanced to reflect the foregoing and is reproduced below:

Costs of the Reorganization

Since the primary purpose of the Reorganization is to lower fund operating expenses for the benefit of shareholders, the Reorganization costs, including any costs directly associated with preparing, filing, printing, and distributing to the shareholders of the Target Olstein Funds all materials relating to this Proxy Statement/Prospectus and soliciting shareholder votes, will be borne by the Target Olstein Funds (except as set forth below).  The costs related to the Reorganization include, but are not limited to, costs associated with organizing the Acquiring Funds, preparation, printing and distribution of the N-14 Registration Statement for the Reorganization (including the prospectus/proxy statement contained therein), legal fees, accounting fees, expenses of soliciting Target Olstein Fund shareholders and holding shareholder meetings, as well as the cost of a Director and Officer liability insurance policy for the independent Trustees of the Olstein Trust for six years following the Reorganization.  The costs are allocated among the funds pro rata based on relative asset size, except for costs specific to a particular fund, which are allocated only to that fund.  The total estimated Reorganization costs are $357,940 for the Target All Cap Value Fund and $70,413 for the Target Strategic Opportunities Fund.  Olstein Capital and the Olstein Trust are parties to an expense limitation agreement relating to the Target Strategic Opportunities Fund, under which Olstein Capital has agreed to waive management fees and, if necessary, pay fund expenses in order to limit the annualized fund operating expenses of the Target Strategic Opportunities Fund to specified levels.  These types of expense limitation agreements are common in the mutual fund industry and are intended to ensure that mutual funds maintain competitive fund operating expense levels.  However, the expense limitation agreement for the Target Strategic Opportunities Fund specifically provides that non-routine expenses or costs including those related to reorganizations or conducting shareholder meetings are not subject to the agreement, such that Olstein Capital is not obligated to waive management fees or pay fund expenses if such non-routine expenses or costs would cause the fund operating expenses to exceed the stated limit.  Nevertheless, in an effort to ensure that shareholders of the Target Strategic Opportunities Fund do not experience fund operating expenses in excess of the stated expense limitation in the prospectus as a result of the Reorganization, Olstein Capital has determined to bear the above Reorganization costs for the Target Strategic Opportunities Fund.

5.
SEC Staff Comment:  The last footnote in the Fee and Expense Table for the Strategic Opportunities Fund, as well as the acquired fund fees and expenses line item for the same fund appear to contain typographical errors. Please correct.

Response: The registrant has made the requested changes.

6.
SEC Staff Comment:  If there will be any repositioning of the Funds’ portfolios in connection with the reorganizations, please provide appropriate disclosure in the N-14 Registration Statement regarding that topic and any anticipated capital gains.

Response:  The proposed Reorganization involves the straightforward tax-free reorganization of two currently operating open-end Olstein mutual funds into newly registered shell series of Managed Portfolio Series, which shell series were created for the sole purpose of continuing the funds’ investment operations according to the same investment objective and strategy and by the same investment manager in a lower cost operating environment. As a result, there will be no repositioning of the portfolios in connection with the Reorganization.

7.
SEC Staff Comment:  Please note that any amendment to the N-14 Registration Statement filed with the SEC must contain an updated auditor’s consent if the amendment is filed more than 30 days after the date of the auditor consent filed with the initial N-14 Registration Statement.

Response:  The Registrant will file an updated auditor consent with the pre-effective amendment.

Disclosure Comments

8.
SEC Staff Comment:  Please provide new or revised disclosure in the N-14 Registration Statement (including the shareholder letter) to make clearer (1) exactly what is happening in the proposed Reorganization (e.g., are the Olstein Funds combining together, combining with other operating funds, reorganizing into shell funds, moving into a different trust?), (2) why the reorganization is being proposed (e.g., to achieve reduce operating expenses only, or for other purposes?), and (3) how fund operating expenses will be decreased (e.g., the disclosure mentions a larger acquiring investment company but does not mention its size or the number of funds or how the savings will be achieved).

Response:  The Registrant revised the disclosure in the President’s letter, Notice and Proxy/Prospectus in response to your question/request in order to make clear that the proposed Reorganization would involve the tax-free reorganization of each Target Olstein Fund into a corresponding shell series of Managed Portfolio Series (the “Acquiring Trust”), which series have the same names, investment objectives, strategies and investment adviser as the corresponding Target Olstein Fund – in essence, the new series are successor funds carrying forward the historical accounting and performance history and continuing the fund operations within a different investment company.  The new disclosure also makes clear that the Acquiring Trust is comprised of numerous mutual funds with the aggregate assets exceeding $8 billion, and that the anticipated savings will derive from shared expenses of the trust level due to scale, and fund level savings due to negotiated fee reductions with USBFS (see the answer to question 3 above).

9.
SEC Staff Comment: There appear to be differences in the fundamental and non-fundamental investment restrictions for the Target Olstein Funds and the Acquiring Olstein Funds.  Please provide clear disclosure regarding the differences in these restrictions and how they will impact fund shareholders.

Response:  The Registrant acknowledges that there are certain language differences in the fundamental investment restrictions of the respective Target Olstein Funds (note that the original Olstein Fund’s investment restrictions were written in 1996 while the newer Olstein Fund has post-NSMIA modernized investment restrictions), and there are also slight differences in the language of the post-NISMIA modernized form of investment restrictions for the Acquiring Funds (note that the language of those restrictions is commonly used for the various funds within the Acquiring Trust).  However, the differences in the language of the investment restrictions (either as between the Target Olstein Funds, or as between those funds and the Acquiring Funds) have no impact on the way that the funds have been managed since their inception.  Each Target Olstein Fund maintains a diversified portfolio of investments limited to long-only positions in easily traded US equity securities, and the funds do not borrow, loan money, invest in derivatives, commodities or real estate or engage in other activities impacted by the language of the investment restrictions.  In addition, modifying investment restriction language was not one of the purposes of the proposed Reorganization.  In response to your comment, however, the Registrant has provided additional disclosure to highlight any differences between the existing investment restrictions for the Target Olstein Funds and the “standardized” (in terms of being regularly used for funds within the Acquiring Trust) investment restrictions of the Acquiring Funds.

10.
SEC Staff Comment: In a number of places, the disclosure indicates that the investment strategies of the Target and corresponding Acquiring Funds are the same, similar, substantially identical, or substantially the same, etc.  Please provide consistent disclosure regarding the extent to which the investment strategies are similar or different.

Response:  The Registrant has revised the disclosure to indicate that the investment strategies are the same, with certain non-material exceptions, which are clearly explained.

11.
SEC Staff Comment: The answers on page 15 to the Q&A question regarding Purchase and Redemption Procedures/Exchange policies) and the question regarding Sales Charges and Distribution Arrangements are identical – please correct.

Response: The Registrant has made the requested change.

12.
SEC Comment: Please clarify what each Target Fund’s shareholders are being asked to approve and, if shareholders of each Target Fund will be voting on the Reorganization for their particular fund, whether the Reorganization will move forward if shareholder approval from both Target Funds is not obtained. Please also provide additional examples of what actions that might be considered by the Olstein Trust Board of Trustees if shareholders to not approve the Reorganization.

Response:  The Registrant has revised the N-14 Registration Statement to make clear that the shareholders of each Target Fund must approve the reorganization of their particular fund, and that the proposed Reorganization will not take place unless both Target Funds received approval from their respective shareholders.  Additional examples of actions that might be considered by the Board if the Reorganization is not approved for one or both Target Funds has also been provided.

13.
SEC Comment:  Please revise the Fee and Expense Table footnotes regarding the Strategic Opportunities Fund expense limitation recoupment feature to indicate that recoupment is possible to three years following “the date of” a fee waiver or expense payment.

Response: The Registrant has made the requested change.

14.
SEC Comment:  The “Summary of Agreement and Plan of Reorganization” section indicates that the target fund assets will be delivered to the acquiring fund following fund shareholder approval if “other closing conditions are satisfied or waived…” Please indicate supplementally which other closing conditions are required and provide disclosure in the N-14 Registration Statement if appropriate.

Response:  That language regarding “other closing conditions” relates to the conditions precedent to the obligations of the participating funds outlined in Sections 6 and 7 of the Agreement and Plan of Reorganization.  Those conditions are routine for these types of transactions, and include things like the delivery of officer certificates confirming that the parties have fulfilled their obligations and that reps and warranties continue to be true, the delivery of required legal opinions regarding the legality of securities being offered in the reorganization, delivery of a portfolio security listings, etc.  It is possible, for example in a situation like this where there is no change in transfer agent or fund accountant, that the Registrants might wave one or more of the conditions (for example the delivery of certified portfolio security listings, etc. – since the service provider already has all the information and no securities will be transferring out of any custody account). The Registrant respectfully declines to revise the disclosure.

15.
SEC Comment: The Board Considerations and Conclusions section includes a discussion about “fund costs to be spread over a larger asset base, potentially resulting in benefits of scale over time such that former Target Fund shareholders would be subject to lower ongoing annual fund operating expenses than those imposed by the Target Funds.”  Please provide additional N-14 Registration Statement disclosure regarding which costs will be shared and/or lower resulting in the savings.

Response:  See the answer to Question 3 above.

16.	SEC Comment: Please disclose the estimated Reorganization expenses and describe how they will be allocated among the funds.

Response:  See the answer to Question 4 above.

17.
SEC Comment:  The disclosure regarding Shareholder Proposals on page 42 indicates that shareholders wishing to submit proposals for inclusion in a proxy statement for a future shareholder meeting must send their written proposal to the Registrant “a reasonable time” before the proxy solicitations is to be made.  Please clarify the timeframe.

Response:  The Registrant respectfully declines to clarify the timeframe because the quoted language is consistent with the requirement of Rule 14a-8(e)(2) under the Securities Exchange Act of 1934.

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (215) 564-8198.

Sincerely,

/s/ Michael O’Hare

cc:	Michael Luper, Chief Accounting Officer and Treasurer, The Olstein Funds Thomas Bausch, Esq., Secretary, Managed Portfolio Series